Exhibit 99.1

ALGOMA STEEL INC.

Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland and Labrador)

1.	Reporting Issuer

Algoma Steel Inc. 105 West Street Sault Ste. Marie, ON P6A 7B4

2.	Date of Material Change

November 2, 2005

3.	Press Release

A press release was distributed through Canada NewsWire and filed on SEDAR and EDGAR on November 2, 2005.

4.	Summary of Material Change

Algoma Steel Inc. announced it had received a requisition on November 2, 2005 from its shareholder, Paulson & Co. Inc., to call a special meeting of Algoma’s shareholders:

(i)	to consider the removal of seven of the Board’s eleven directors;
(ii)	directing the Board to consider the replacement of Algoma’s U.S. $125 million principal amount of 11% Notes due December 31, 2009 with $200 million of new Notes; and
(iii)	directing the Board to consider the distribution of a minimum of $400 million of cash to shareholders.

5.	Full Description of Material Change

See attached News Release issued and filed on SEDAR and EDGAR on November 2, 2005.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information, please contact Paul Finley, Vice President - Business Development and Corporate Secretary at 705-945-2201.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sault Ste. Marie, Ontario, this 9th day of November, 2005.

By:	"Paul Finley”
Name:	Paul C. Finley
Title:	Vice President - Business Development and Corporate Secretary

ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4

NEWS RELEASE
Wednesday, November 2, 2005	TSX Symbol: AGA

Algoma Receives Requisition To Call Special Shareholders’ Meeting

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. announced that today it has received a requisition from its shareholder, Paulson & Co. Inc., to call a special meeting of Algoma’s shareholders:

(i)	to consider the removal of seven of the Board’s eleven directors;
(ii)	directing the Board to consider the replacement of Algoma’s U.S. $125 million principal amount of 11% Notes due December 31, 2009 with $200 million of new Notes; and
(iii)	directing the Board to consider the distribution of a minimum of $400 million of cash to shareholders.

Algoma will conform with its legal obligations in calling the shareholders’ meeting. Algoma’s Board of Directors does not believe that the Paulson proposal represents a prudent course of action for the Company.

Algoma Steel Inc. is an integrated steel producer based in Sault Ste. Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled sheet and plate.

Company Contact:	Media Contact:

Brenda Stenta	John Lute
Manager Corporate Communications	Lute & Company
Phone: 705.945.2209	Phone: 416.929.5883
Email: bstenta@algoma.com	Email: jlute@luteco.com